# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 12/13/2024
Filed by CIK 0002050571
Persons authorized to receive notices and communications: Brent Winn, P. O. Box 8436, Richmond, Virginia (VA), 23226, 804-338-7708

## Reporting persons
- Kramer Kory J. (CIK 0002050571): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (7.43% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: Kory J. Kramer
Residence or business address: 1400 Newport Center Drive, Suite 230, Newport Beach, CA 92660
Present principal occupation or employment: Partner, Eagle Four Partners, 1400 Newport Center Drive, Suite 230, Newport Beach, CA 92660
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: Personal investment

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 100,000 common shares representing 7.43% of the outstanding common shares
Number of shares as to which each person has sole or shared power to vote or dispose: 100,000
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Kramer Kory J.: /s/ Kory J. Kramer, Kory J. Kramer (01/07/2025)